Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

The following communication was made available to certain personnel of Avon Products, Inc. on May 22, 2019.

1.	Why is Avon combining with Natura &Co? How does this fit into our strategy?
●	The combination of Avon and Natura &Co will create a leading direct-to-consumer global beauty company that leverages each of Avon’s and Natura &Co’s complementary strengths and purpose.
●
Together, we will build a best-in-class global and leading relationship-selling business through over 6.3 million Consultants and Representatives in 100 countries, with the ability to reach over 200 million consumers worldwide.

●
Importantly, the combined company will have a diverse portfolio of complementary products and will benefit from a strengthened presence in core markets in Brazil and Latin America and an expanded platform for growth in Europe, the Middle East and Africa (EMEA) and Asia Pacific.

●
Importantly, Natura &Co is an excellent cultural fit with Avon. Both companies have strong track records of positive social and community engagement, in particular a commitment to sustainability, and the empowerment of women. Together, we will be able to support and advance these values.

2.	Who is Natura &Co?
●	Natura &Co is a Brazil-based market leading beauty company with a strong portfolio of products in fragrance, skin care, cosmetics, and gifting, among others.
●	It also owns and operates The Body Shop and Aesop retail stores around the world.
●	Importantly, Natura &Co shares our commitment to sustainability and doing right by our people and our communities, including a focus on opportunities for Representatives.

3.	What does this announcement mean for me? What can we expect between now and closing?
●	This announcement is just the first step. Until the transaction is completed, which we expect to occur in early 2020, it will be business as usual at Avon.
●	Avon and Natura &Co will continue to operate and compete as independent companies; we cannot begin integrating our two companies until the transaction is closed.
●	Our Avon team has built a strong foundation that the combined company will continue to build upon to grow over the long-term.
●
It is still early, and many details have yet to be worked out. During the integration planning process, we will work on how to bring our companies together and capitalize on the strengths and talent across each organization.

●	We are committed to keeping you informed, and we will provide additional details as decisions are made.

4.	Does this impact our commitment to our ‘Open up Avon’ strategy? Is this still a priority?
●	Over the past year, we have worked with focus and urgency on our new strategy, and today’s announcement is a testament to the effectiveness of these efforts and to their go-forward potential.
●	This combination will accelerate the delivery of our ‘Open Up’ strategy.
●	Importantly, until the transaction closes, we will continue to operate and compete as a separate company and it is business as usual.

5.	Should Avon employees expect any changes to benefits and compensation?
●	Until the transaction closes, we will continue to operate and compete as a separate company, and it is business as usual, including with respect to compensation and benefits.
●	It is still early in the process, and additional details regarding salaries and benefits as part of the combined company will be worked out as part of our integration planning.

6.	Do you anticipate any layoffs following the transaction?
●	This transaction is about an exciting future. Our businesses are highly complementary and there are strong teams at both companies.
●	Overall, we expect there will be exciting opportunities for employees as part of a larger organization with multiple brands, channels, and a global footprint.
●
In the course of the integration-planning work, decisions will be made concerning organizational structure and design for the combined company, and we will continue to communicate with you throughout that process.

●	Until the transaction is completed, we will continue to operate and compete as separate companies, and it will be business as usual at Avon.

7.	Where will the combined company be headquartered and who will lead it?
●	The Board of the combined company will consist of 13 members, 10 of whom will be designated by Natura &Co and three of whom will be designated by Avon.
●	Importantly, the combined company will bring together the significant strengths and quality of the workforce across both companies.
●	Beyond that, it is still early in the process, and there are many decisions that have yet to be made.

8.	What will be the name of the combined company? Where will the combined company be listed?
●	As part of this transaction, a new Brazilian holding company has been created.
●	Upon closing, the new holding company´s common stock will be listed on BM&F Bovespa (B3) (the Brazilian Stock Exchange) and it will also have ADRs listed on the NYSE (New York Stock Exchange).

9.	How will the integration process of Avon and Natura &Co be managed?
●
Over the coming months, we expect to build an integration planning team which will work to address how post-close we can best bring our companies together and capitalize on the strengths and talent across each organization.

●	We will keep you informed of any important developments as we move through this process.

10.	What happens to the Avon stock that I own?
●	Under the terms of the agreement, a new Brazilian holding company has been be created.
●
Avon shareholders will receive 0.300 of, at their election, the Natura Holding shares or ADSs for each share of Avon common stock they own, which reflects a premium of approximately 28% to Avon’s share price as of March 21, 2019.

●	This represents a 24% total (economic) ownership of the combined company.
●	As shareholders, you will also have the opportunity to benefit from the upside potential of the combined company.

11.	What will happen to my options?
●
At the closing of the transaction, outstanding restricted stock units will be converted to awards in the new holding company stock, and the same terms and conditions are expected to continue to apply, including vesting terms.

●	Stock options will be cashed out and additional details will be forthcoming.

12.	Will Natura &Co keep current Avon offices open? Will I be asked to relocate?
●	We anticipate that being a part of a larger organization will present exciting opportunities.
●	It is still early in the process, and there are many decisions that have yet to be made.

●	We will provide more information as we continue to work through details.
●	The combined company will have an enhanced presence in key geographies such as Brazil and Latin America.

13.	How soon can Avon employees interact with the Natura &Co employees?
●	You should not engage with Natura &Co employees before closing, unless a member of Avon’s executive leadership team asks you to do so in connection with the integration-planning work.
●	Until the transaction is completed, we will continue to act and compete as completely independent companies.

14.	How will the transaction affect relationships with suppliers / vendors / partners?
●	Until the transaction is completed, this announcement will have no impact on our suppliers, vendors or partners.
●	We will honor all contracts in place.
●	We do not expect this transaction to impact Avon’s day-to-day business operations or engagement with our suppliers, vendors or partners.

15.	How will the transaction affect our Representatives?
●	This combination is great news for our Representatives.
●
They will benefit from the combined company’s relationship-selling expertise, as well as being part of a larger, broadly international organization that has the ability to provide a more advanced relationship selling platform, better service infrastructure and combined product innovation and product portfolio.

●	Our focus remains on helping our Representatives succeed and ensuring that they have the freedom to earn and learn on their own terms and in their own way.

16.	How long do you expect the regulatory review process will take and when do you expect the transaction to close?
●	We expect the transaction will close in early 2020.
●	Prior to that, we will need to obtain the necessary regulatory and shareholder approvals, as well as satisfy other customary closing conditions.
●	Until that time, Avon and Natura &Co will continue to operate and compete as separate entities.

17.	What do I do if I’m asked about the transaction?
●	As always, it is important that we speak with one voice.
●	Do not communicate with media beyond the dissemination of the press release and forward all inquiries to the Global Communications team.
●
Consistent with Avon’s media policy, please forward any calls, texts or e-mails from the media or investors to Amy Greene at 845.369.2472 / 3435-2472 or amy.greene@avon.com, who is authorized to respond on the Company’s behalf.

18.	Where can employees obtain additional information?
●	The press release and infographic we issued today are available on our website.
●	As always, we will be sure to communicate important updates, as appropriate.
●	If you have additional questions, please don’t hesitate to reach out to your manager.

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this communication that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon and Natura &Co; our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to its investor relations page on its corporate web site at www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.